BYLOG GROUP CORP.

84/1 Bilang, Hutan #402, Liaoning Province,

Dalian City, District ZhongShan 116013, China

Tel.  (775) 430-5510

Email: bylogcorp@yandex.com

December 1, 2016

Mr. Ivan Griswold

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bylog Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed August 19, 2016

       File No. 333-211808

Dear Mr. Griswold,

Bylog Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated September 7, 2016 (the "Comment Letter"), with reference to the Company's amendment number 2 to the registration statement on Form S-1 filed with the Commission on August 19, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We have reviewed your response to prior comment 1, and we are not persuaded by the facts presented to date that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status. Additionally, your response states that you have concluded agreements with customers, yet your disclosure on page 10 states that you “have not identified any customers.” Please revise or advise.

Response: We note your argument to our prior response and respectfully disagree that Bylog Group Corp. is a shell company. The nature and size of our business operations and assets set equal to development stage company. We have undertaken in the furtherance of its planned business can be classified as nominal operations or organizational in nature and preliminary to actual operations for the following reasons:

As indicated previously, Rule 405 promulgated under the Securities Act of 1933, as amended (the “Act”) defines a “shell company”, as follows:

A registrant, other than an asset-backed issuer as defined in Item 1101(b)

     B of Regulation AB (§229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

While the Securities and Exchange Commission (“Commission”) has not provided a bright line guidance on the definition of a “shell company” and/or “nominal operations,” however, it has indeed have provided limited guidance, as set forth below.

Definition of a “Shell Company”

On July 15, 2005, the Commission adopted Release No. 33-8587, which relates to the application of Form S-8 for “Shell Companies,” states as follows:

 “…shell companies do not operate businesses and, hence, rarely have employees.” (See page 4 of the Release, first full paragraph).

The release also states:

“Further, we believe that the definition reflects the traditional understanding of the term ‘shell company’ in the area of corporate finance.”  (See Page 10 of the Release, second full paragraph)

The discussion in the Release appears to further amplify this “traditional understanding of the term shell company” to suggest that the shell company is maintained for the sole purpose of engaging in a “reverse merger” or a “back door registration.”

Definition of Nominal Operations

On December 6, 2007, the Commission adopted Release No. 33-8869 which amended certain provisions of Rule 144, including the application of the Rule for “shell companies.”  In particular Footnote 172 to the Release address the “no or nominal operations” component of the “shell company” definition contained in Rule 405, and states in relevant part:

“…Contrary to commenters concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

Analysis

We were formed in August 2015. Since its inception, we have steadily developed our operations. Notably, we have continued to develop our business plan by leasing office space, constructed our web-site, generated revenues, signed agreements with 3 independent parties, and under the Form S-1 at issue, we intends to use the proceeds from the offering to further expand our operations. On January 20, 2016, we signed the agreement with “CataiHunchao Bik Corp., Ltd.” and as a result of this agreement we generated $2,718 of revenue as stated in our audited financial statement for the period from inception (August 21, 2015) through March 31, 2016. We completed and delivered the service described in the agreement’s main terms. On June 9, 2016, we signed service agreement with freelance web designer and as the result of this agreement we generated $2,000 of revenue as stated in our unaudited financial statement for the three months ended June 30, 2016. We completed and delivered the service described in the agreement’s main terms. On June 15, 2016, we signed service agreement with second freelance web designer and as the result of this agreement we generated $2,000 of revenue as stated in our unaudited financial statement for the three months ended June 30, 2016. We completed and delivered the service described in the agreement’s main terms. We continue to develop our business and our assets consists not only of cash. We are generating revenues and negotiating new contracts with potential customers. Our business is growing and we spent our income for assets according to our business plan and plan of operation.

All of the foregoing are hallmarks of an operating business, not of a shell company. Clearly, we are a start-up company with a limited operating history (emphasis added).  While the Company is characterized for accounting purposes as a “development stage” company, it nevertheless is a start-up company.  As stated in Release No. 33-8869, a start-up company is not the type of company to be captured by the “shell company” definition.

Moreover, the Company is operating a business as summarized herein (and in the Form S-1) and we have one employee who is skilled in the business of the Company. As a matter of fact, the undersigned devotes 20 hours per week on the business of the Company. All of these facts are inconsistent with the referenced text from Release 33-8587 (ie “…shell companies do not operate businesses and, hence, rarely have employees”).

Finally, the Company has not been formed to effect a “reverse merger” or “back door registration” In this regard, we have revised our disclose in the Form S-1 (see page 4 of Amendment No. 3 to the Form S-1) to state as follows:

“The Company is not a shell company as that term is defined in Rule 405 of the Securities Act of 1933, as amended, and in this regard, it does not have a present intention to effect a reverse merger or back door registration with a private entity.”

As re-iterated in our prior response letters and restated here, the Company believes that we are not a “shell company” as defined under Rule 405. Our position is premised upon the guidance provided by the Commission in the Releases referenced above, along with the facts surrounding the buienss operations of the Company.

2. You indicate that you entered into two new service agreements with freelance web designers during June 2016. Please file these agreements as exhibits to your registration statement or tell us why you believe that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please also briefly describe the services you provide pursuant to the agreements, given disclosure in your filing indicating that you have not yet established the web platform that is expected to be a central component of your business.

Response: We have briefly described the service we provided pursuant to the agreements, given disclosure in our filing indicating that we have not yet established the web platform. We have filed the agreements as the exhibits.

Government Regulation, page 25

3. We note your revised disclosures in risk factors describing PRC restrictions applicable to information disseminated over the Internet. However, we reissue prior comment 3 in part, insofar as you do not appear to have expanded your disclosure here or in risk factors, to describe how PRC regulation of internet businesses impacts you, and in particular, as it relates to you as a foreign company in the internet industry seeking foreign investment. Please revise or advise.

Response: We have included additional risk factor and disclosure to the government regulation section to describe how PRC regulation of internet businesses impacts us, and in particular, as it relates to us as a foreign company in the internet industry seeking foreign investment.

Please direct any further comments or questions you may have to the company at bylogcorp@yandex.com

Thank you.

Sincerely,

/S/ Dmitrii Iaroshenko

Dmitrii Iaroshenko, President